Seward & Kissel LLP
                               901 K Street, N.W.
                                   Suite 800
                             Washington, D.C. 20001
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                                    May 9, 2016

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:     AB Exchange Reserves
                 Post-Effective Amendment No. 39
                 File Nos. 33-74230 and 811-08294
                 and
                 AB Fixed-Income Shares, Inc.
                 --AB Government STIF Portfolio
                 Post-Effective Amendment No. 42
                 File Nos. 33-34001 and 811-06068
Dear Mr. Oh:

         This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statements filed on Form N-1A of AB Government STIF Portfolio ("Government STIF"), a series of AB Fixed-Income Shares, Inc., and AB Exchange Reserves ("Exchange Reserves", and together with Government STIF, the "Funds"), as provided orally to Anna C. Weigand of this office on April 22, 2016. The Staff's comments and our responses are discussed below. As provided by the Staff, the comments below are based on the Exchange Reserves registration statement, unless otherwise noted, and apply also to the Government STIF registration statement unless the comments indicate otherwise.

General
-------

Comment 1:  Please ensure that the facing sheet of the Fund's next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:   The facing sheet of the Fund's next post-effective amendment will include the approximate date of the proposed public offering and the title of the securities being registered and appropriate related disclosure.

Comment 2:  Please update the series and class identifiers on EDGAR to appropriately reflect the Fund's name change. In the case of Government STIF, please also add class identifiers for the new classes.

Response:   The series and class identifiers, and class identifiers for new classes as applicable, will be updated and added on EDGAR.

Comment 3:  With respect to Government STIF, please provide the exchange ticker symbols for each new class of the Fund on the cover of the Prospectus and Statement of Additional Information ("SAI"). Please also include all missing information in the Prospectus prior to the effective date of the filing.

Response:   The Prospectus and SAI will be revised to include ticker symbols for the classes that will be offered initially and applicable missing information. We note that Class A, Class C, Advisor Class, Class R,
            Class K, Class I, Class Z and Class 1 will be included in the Fund's next post-effective amendment to its registration statement, but will not be offered initially and will not have ticker symbols as a result. A version of the Prospectus containing Class AB and Institutional Class, which will be offered initially, will be filed under Rule 497.

Comment 4:  We note that the facing page for Exchange Reserves indicates a request that the filing go automatically effective 60 days after filing. However, the bracketed date of the Prospectus reflects a delayed effective date in July 2016. Please note that the filing will be considered deficient if current financial information is not added to the Prospectus before the July date. For example, the Prospectus should incorporate financial highlights for the year ended April 30, 2016, the SAI should incorporate by reference the April 30, 2016 financial statements, and applicable SAI disclosures should reflect information as of the most recent fiscal period.

Response:   The Prospectus will be revised in response to this comment.

Prospectus
----------

Summary Information
-------------------

Comment 5a: Fees and Expenses of the Fund: Please define the term "AB Mutual
            Funds" as used in the narrative introduction paragraph. Alternatively, this term can be defined in the cross-referenced section on page 11 of the Prospectus.

Response:   The Prospectus will be revised in response to this comment.

Comment 5b: Fees and Expenses of the Fund: We note that page 11 of the
            Prospectus states: "Your investment will, however, be subject to a sales charge upon exchange of your Class A shares for the Class A shares of other AB Mutual Funds with sales charges." We note that there is no line item for such sales charge in the fee table. Please add a footnote stating the sales charge that may be imposed upon exchange into the Class A shares of other AB Mutual Funds.

Response:   The Prospectus will be revised to disclose in a footnote that a sales charge of up to 4.25% may be imposed upon an exchange of Class
            A shares for the Class A shares of other AB Mutual Funds with sales charges.

Comment 6:  Principal Strategies: In the first sentence of the third paragraph in the section "Principal Strategies" please insert the phrase "plus borrowings for investment purposes" in between the words "assets" and "in U.S. Government securities". This change should also apply to the first sentence of the third paragraph under the section "Investment Objective, Policies and Restrictions" in the SAI and the second paragraph under the section "Investment Objective, Policies and Restrictions--Fund Policies" in the SAI. The requested change is consistent with the Names Rule.

Response:   We do not believe that the technical definition of "assets" used in
            Rule 35d-1, which includes "borrowings for investment purposes" needs, or is required, to be disclosed in the 80% policy and will not revise the Prospectus in response to this comment.

Comment 7a: Bar Chart: With respect to Exchange Reserves, we note that the introductory sentence to the bar chart states that the annual returns in the bar chart for Class A shares do not reflect sales loads. Please add disclosure stating that if sales loads were reflected, returns shown would be lower.

Response:   The introductory sentence will be revised to remove the reference to sales loads, as sales loads are not imposed on purchases of Class A shares of the Fund.

Comment 7b: Bar Chart and Performance Information: Please provide the entire introductory narrative required by Item 4(b)(2)(i) of Form N-1A relating to comparison to a broad measure of market performance.

Response:   The Staff has stated that a money market fund need not compare its performance to a broad-based securities market index (see Letter to Craig S. Tyle, Esq., General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment
            Management, Securities and Exchange Commission (October 2, 1998)).
            The Prospectus will not be revised in response to this comment.

Comment 7c: Bar Chart and Performance Information: Please include in the performance table the returns of an appropriate broad-based securities market index as provided in Item 4(b)(2)(iii).

Response:   Please see response to Comment 7b.

Comment 7d: Bar Chart and Performance Information: Please remove the reference to "after taxes" in the second paragraph in the section "Bar Chart and Performance Information".

Response:   The Prospectus will be revised in response to this comment.

Investing in the Portfolio
--------------------------

Comment 8:  With respect to Government STIF, in the section "How to Buy
            Shares--Other Purchase Information" the prospectus states, "[p]urchase of the Portfolio's shares will be made only in full shares." Please disclose what happens to any amounts received in purchases, exchanges or reinvestments of dividends that are in excess of the full share amount. If the Fund keeps these excess amounts, please explain the legal basis for doing so.

Response:   The Prospectus will be revised to remove the disclosure quoted in
            Comment 8. Purchases of the Portfolio's shares may be made in full or fractional shares.

Comment 9:  The section "How to Sell or Redeem Shares--By Telephone" states that
            "[r]edemption requests by electronic funds transfer or check may not exceed $100,000 per Fund account per day." Please briefly disclose how a shareholder could redeem more than $100,000 in this situation when restricted to a $100,000 redemption by telephone.

Response:   A shareholder may redeem more than $100,000 per Fund account per day if the shareholder provides a signed letter of instruction or a redemption authorization form, accompanied by a signature guarantee from a bank, a member firm of a national stock exchange or another eligible guarantor institution. This process is described under "Investing in the Fund--How to Sell or Redeem Shares--Selling Shares
            Directly to the Fund by Mail". The Prospectus will not be revised in response to this comment.

Comment 10: Please clearly disclose whether the adopted policies and procedures on frequent purchases and redemptions of Fund shares apply to the Fund or if they do not apply to money market funds. If they do not apply to the Fund, please make this clear in the disclosure.

Response:   The policies on frequent purchases and redemptions of fund shares apply to money market funds, such as the Fund. Consequently, a short form description of the policies has been included in the Prospectus and a more detailed description has been included in the SAI. The
            Prospectus will not be revised in response to this comment.

SAI
---

Comment 11: Fundamental and Non-Fundamental Investment Policies: Please provide additional disclosure relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Fund's investments in greater detail.

Response:   The Fund believes the disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by the Fund's Board of Directors/Trustees and the SAI will not be revised in response to this comment.

Comment 12: Please reconcile the detailed disclosure on "Frequent Purchases and
            Sales of Fund Shares" in the SAI with the short disclosure on this topic in the Prospectus.

Response:   Please see response to Comment 10. The SAI will not be revised in response to this Comment.

Comment 13: Please confirm that the taxation section is accurate and current.

Response:   The taxation section is accurate and current as of the date hereof.

Comment 14: Please revise the Proxy Voting Policy Statement attached as Appendix
            A to provide more details on the actual policies used by the Adviser in accordance with the requirements of Item 17(f) of Form N-1A.

Response:   Item 17(f) of Form N-1A requires that a fund "describe the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities . . . " The item permits (but does not require) a fund to satisfy this requirement by including a copy of the policies. We note that this requirement applies also to shareholder reports. We believe the description provided in the SAI meets the requirements of Item 17(f) of Form N-1A.

Other
-----

Comment 15: Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:   The Tandy representations are provided herein.

                                     * * *


         We have been authorized on behalf of each Fund to acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments in each filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

                                                            Sincerely,

                                                            /s/ Anna C. Weigand
                                                            -------------------
                                                               Anna C. Weigand

cc:   Emilie D. Wrapp, Esq.
      Nancy Hay, Esq.
      Paul M. Miller, Esq.